wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

December 22nd, 2005

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

dlw 1/30

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between Nov 25th and Dec 21st 2005 (inclusive)

   Additional directorship of Non-Executive Director
   Change in composition of Remuneration Committee and Nominations Committee
   Section 198 notifications
   Notifications of transactions of directors/persons discharging managerial responsibility

2. Documents filed with Registrar of Companies for Scotland

   Returns of allotment of shares (Forms 88(2))

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Additional Directorship
Released	10:11 06-Dec-05
Number	1964V

RNS Number:1964V
Wolfson Microelectronics PLC
06 December 2005

Wolfson Microelectronics plc

Additional directorship of Non-Executive Director

Edinburgh, 6th December 2005

Pursuant to Listing Rule 9.6.14, Wolfson Microelectronics plc ("the Company") announces that Ross Graham, a non-executive director of the Company, has been appointed as a non-executive director of Psion plc with immediate effect.

Enquiries:

Wolfson Microelectronics 0131 272 7000
George Elliott, CFO; Fiona Murdoch, Company Secretary

Corfin Communications 020 7929 8989
Harry Chathli, Neil Thapar

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:12 12-Dec-05
Number	4926V

RNS Number:4926V
Wolfson Microelectronics PLC
12 December 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
12 December 2005

Section 198 Notification

The Company was notified on 9 December 2005 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 13,364,397 ordinary shares in the Company ("Shares"), representing 11.98% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
N/A	N/A	5,800
Bank of New York Brussels	FIL	78,400
Brown Bros Harrimn Ltd Lux	FIL	500,400
National Astl Bk Melbourne	FIL	37,000
JP Morgan, Bournemouth	FISL	4,879,127
Brown Bros Harrimn & Co	FMRCO	2,000,000
Mellon Bank N.A.	FMRCO	685,250
State Street Bank and Tr Co	FMRCO	150,000
Bank of New York Brussels	FPM	649,500
Bank of New York Europe Ldn	FPM	73,200
Bankers Trust London	FPM	155,400
Citibank London	FPM	71,400
Clydesdale Bank plc	FPM	51,900
HSBC Bank plc	FPM	150,100
JP Morgan, Bournemouth	FPM	771,800
Mellon Bank	FPM	382,600
Midland Securities Services	FPM	70,100
Northern Trust London	FPM	1,603,431
State Str Bk and Tr Co Ldn	FPM	1,048,989
Total Ordinary Shares		13,364,397

This information is provided by RNS

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Committee changes
Released	09:30 16-Dec-05
Number	7775V

RNS Number:7775V
Wolfson Microelectronics PLC
16 December 2005

16 December 2005

Wolfson Microelectronics plc

Change in composition of Remuneration Committee and Nominations Committee

The Board of Wolfson Microelectronics plc, the Edinburgh-based designer and supplier of mixed signal semiconductors, announces that, with immediate effect, Mr John Carey is retiring from the Remuneration Committee.

The members of the Remuneration Committee are Mr Barry Rose (Chair), Mr Ross Graham and Mr Rob Eckelmann who are all independent non-executive directors.

Also with immediate effect, Mr Ross Graham and Mr Rob Eckelmann have been appointed to the Company's Nominations Committee. The other members of the Nominations Committee are Mr John Carey (Chair), Mr Barry Rose and Dr David Milne.

Enquiries:

Wolfson Microelectronics 0131 272 7000
Fiona Murdoch - Company Secretary

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	12:45 19-Dec-05
Number	8832V

RNS Number:8832V
Wolfson Microelectronics PLC
19 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/ director

   ALASTAIR DAVID MILNE

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ALASTAIR DAVID MILNE

8. State the nature of the transaction

EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

190,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.17%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

15 PENCE PER SHARE

14. Date and place of transaction

16 DECEMBER 2005, EDINBURGH

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,758,123 ORDINARY SHARES REPRESENTING 2.47% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

19 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer

complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to

22. Total number of shares or debentures over which options

be fixed at the time of exercise | held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Fiona Murdoch, 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary

Date of notification : 19th December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	10:04 19-Dec-05
Number	8591V

RNS Number:8591V
Wolfson Microelectronics PLC
19 December 2005

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
19 December 2005

Section 198 Notification

The Company was notified on 16 December 2005 by Fidelity Investments on behalf of FMR Corp. ("FMR"') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 13,437,997 ordinary shares in the Company ("Shares"), representing 12.04% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
N/A	N/A	5,800
Bank of New York Brussels	FIL	78,400
Brown Bros Harrimn Ltd Lux	FIL	423,100
National Astl Bk Melbourne	FIL	37,000
JP Morgan, Bournemouth	FISL	5,062,327
Brown Bros Harrimn & Co	FMRCO	2,000,000
Mellon Bank N.A.	FMRCO	685,250
State Street Bank and Tr Co	FMRCO	150,000
Bank of New York Brussels	FPM	632,600
Bank of New York Europe Ldn	FPM	73,200
Bankers Trust London	FPM	155,400
Citibank London	FPM	71,400
Clydesdale Bank plc	FPM	51,900
HSBC Bank plc	FPM	150,100
JP Morgan, Bournemouth	FPM	771,800
Mellon Bank	FPM	367,200
Midland Securities Services	FPM	70,100
Northern Trust London	FPM	1,603,431
State Str Bk and Tr Co Ldn	FPM	1,048,989
Total Ordinary Shares		13,437,997

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wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	12:46 19-Dec-05
Number	8839V

RNS Number:8839V
Wolfson Microelectronics PLC
19 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/ director

   ALASTAIR DAVID MILNE

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ALASTAIR DAVID MILNE

8. State the nature of the transaction

EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

500,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.44%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

20 PENCE PER SHARE

14. Date and place of transaction

19 DECEMBER 2005, EDINBURGH

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,258,123 ORDINARY SHARES REPRESENTING 2.92% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

19 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Fiona Murdoch, 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary

Date of notification : 19th December 2005

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:00 22-Dec-05
Number	0713W

RNS Number:0713W
Wolfson Microelectronics PLC
22 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/ director

DAVID JOHN CAREY

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JOHN CAREY

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.08%

13. Price per share or value of transaction

£3.14 PER SHARE

14. Date and place of transaction

21 DECEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,681,657 ORDINARY SHARES REPRESENTING 4.16% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

21 DECEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer

complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries
FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Fiona Murdoch, Company Secretary

Date of notification : 22nd December 2005

This information is provided by RNS
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RECEIVED
2005 DEC 28 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	01	01
Month	12	12
Year	2005	2005

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	8,332		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): LIAM HAIL	Class of shares allotted	Number allotted
Address: 32 BANKTON AVENUE, MURIESTON, LIVINGSTON	ORDINARY	3,333
UK Postcode EH54 9LD		
Name(s): HENRY LO	Class of shares allotted	Number allotted
Address: 2F, No. 39, ALLEY 20, LANE 407, SEC 2, TIDING BOULEVARD, NEIHU DISTRICT, 114 TAIPEI, TAIWAN	ORDINARY	3,333
UK Postcode		
Name(s): MICHAEL SCOTT	Class of shares allotted	Number allotted
Address: FLAT 9, 115 BROUGHTON ROAD, EDINBURGH	ORDINARY	1,666
UK Postcode EH7 4EQ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Fion E Murdoch Date 1/12/05

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

WESTFIELD HOUSE, 26 WESTFIELD RD

EDINBURGH EH11 2QB

Tel 0131 272 7000

Companies House — for the record —

RECEIVED
2005 DEC 28 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	12	2005	02	12	2005

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3,332		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): SUZANNE HUNTER Address: FLAT 6/1, 15 CLARENDON STREET, GLASGOW UK Postcode: G20 7QP	ORDINARY	1,666
Name(s): SIMON RICHMOND Address: 9 POLWARTH GARDENS, EDINBURGH UK Postcode: EH11 1JA	ORDINARY	1,666
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 02/12/05

** A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver /~~ offici~~al receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

wolfson microelectronics

Wolfson Microelectronics plc

RECEIVED

2005 DEC 28 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	12	2005	06	12	2005

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3,333		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): SZU WEI LIU	Class of shares allotted	Number allotted
Address: 2F, No. 39, ALLEY 20, LANE 407, SEC 2 TIDING BOULEVARD, NEIHU DISTRICT, 114 TAIPEI, TAIWAN	ORDINARY	3,333
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/12/05

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Wolfson microelectronics
Wolfson Microelectronics plc
Westfield House
26 Westfield Road

Tel

DX number | DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	07	12	2005	07	12	2005

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,770		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): FRANK LAVERTY Address: 5 KEATS PARK, BOTHWELL, LANARKSHIRE UK Postcode G71 8TG	Class of shares allotted: ORDINARY	Number allotted: 1,770
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/12/05

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you

Wolfson microelectronics
Wolfson Microelectronics plc
Westfield House

Tel

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC089839
Company name in full	WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	12	2005	13	12	2005

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	8,000	20,000	22,000
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	29 PENCE	15 PENCE	19 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): WILLIAM FALLON	Class of shares allotted	Number allotted
Address: 37 EASTER WARRISTON, EDINBURGH	ORDINARY	50,000
UK Postcode EH7 4QX		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 13/12/05

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

wolfson
microelectronics
Wolfson
Westfield House

RECEIVED

2005 DEC 28 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	12	2005	16	12	2005

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,770		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): DANIEL HUANG Address: 2F, No. 39, ALLEY 20, LANE 407, SEC. 2 TIDING BOULEVARD, NEIHU DISTRICT, TAIPEI CITY 114, TAIWAN UK Postcode	ORDINARY	1,770
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/12/05

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Wolfson Microelectronics plc
Westfield House
26 Westfield Road

Tel

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day / Month / Year)	To (Day / Month / Year)
Date	16 / 12 / 2005	19 / 12 / 2005

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	190,000	500,000	
Nominal value of each share	0.1 PENCE	0.1 PENCE	
Amount (if any) paid or due on each share (including any share premium)	15 PENCE	20 PENCE	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ALASTAIR DAVID MILNE	Class of shares allotted	Number allotted
Address 18 NAPIER ROAD, EDINBURGH, MIDLOTHIAN	ORDINARY	690,000
UK Postcode EH10 5AY		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 19/12/05

** ~~A director~~ / secretary / adm~~inistrator / administrative receiver / receiver~~ / offi~~cial receiver / receiver manager~~ / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you

Tel

RECEIVED

2005 DEC 28 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC 089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	12	2005	20	12	2005

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	60,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	20 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) JUSTIN CHEN	Class of shares allotted	Number allotted
Address 2F, No. 39, ALLEY 20, LANE 407, SEC. 2 TIDING BOULEVARD, NEIHU DISTRICT, TAIPEI CITY 114, TAIWAN	ORDINARY	50,000
UK Postcode		
Name(s) ROSS BALLANY	Class of shares allotted	Number allotted
Address FLAT 18, 16 CHAPEL LANE, EDINBURGH	ORDINARY	10,000
UK Postcode EH6 6SG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/12/2005

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

WESTFIELD HOUSE, 26 WESTFIELD ROAD, EDINBURGH
EH11 2QB
Tel 0131 272 7000

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	12	2005	21	12	2005

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	10,000	90,000	10,000
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	15 PENCE	19 PENCE	20 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) JONATHAN SCOTT	Class of shares allotted	Number allotted
Address 7 EDDLESTON RIDGE CRESCENT, CLOVER LAW, PEEBLES	ORDINARY	110,000
UK Postcode EH45 9ND		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 21/12/05

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

26 WESTFIELD RD, EDINBURGH EH11 2QB

Tel 0131 272 7000

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21 / 12 / 2005	21 / 12 / 2005

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	17,708		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): WILSON KUO Address: 2F, No 39, ALLEY 20, LANE 407, SEC. 2, TIDING BOULEVARD, NEHU DISTRICT, TAIPEI CITY 114, TAIWAN UK Postcode	ORDINARY	17,708
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/12/05

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you

WESTFIELD HOUSE, 26 WESTFIELD RD

EDINBURGH EH11 2QB

Tel 0131 272 7000